United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Page 1 of 7 MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS 1. DATE, TIME AND PLACE The Board of Directors (“BD”) met on September 16, 2021, from 8:30 am to 6:00 pm, via videoconference, under the terms of the By-Laws of Vale S.A. (“Vale” or “Company”). 2. LIST OF ATTENDANCE All the members of the BD were present: José Luciano Duarte Penido (“JP”) – Chairman (“CBD”), Fernando Jorge Buso Gomes – Vice-Chairman (“FB”), Eduardo de Oliveira Rodrigues Filho (“ER”), José Maurício Pereira Coelho (“JM”), Ken Yasuhara (“KY”), Lucio Azevedo (“LA”), Manuel Lino Silva de Sousa Oliveira (“OO”), Marcelo Gasparino da Silva (“MG”), Mauro Gentile Rodrigues da Cunha (“MRC”), Murilo Cesar Lemos dos Santos Passos (“MP”), Rachel de Oliveira Maia (“RM”), Roberto da Cunha Castello Branco (“RCB”) and Roger Allan Downey (“RD”). Luiz Gustavo Gouvêa, General Secretary of Corporate Governance, acted as secretary for the meeting. In addition, the guests mentioned under exhibit I also attended the meeting. 3. EXCLUSIVE SESSION 3.1 OPENING OF BUSINESS – The CBD commented on the meeting’s agenda and reported on interactions with management arranging for BD meetings to be held partially in person as of October, observing all safety measures and protocol. Then the BD discussed and agreed on the validation process of BD minutes. 3.2 SAFETY SHARE – The BD learned about the Operational Process Safety Events and watched the video presented to the leadership at the Safety Summit on 9/14/2021. 3.3 REPORT OF THE CHIEF COMPLIANCE OFFICER: INTEGRITY, REPORTING CHANNEL AND AUDIT – The BD learned about the status of the activities carried out by the Compliance Executive Board, including the progress of the Ethics and Compliance Program, the Internal Audit Plan and the Reporting Channel. 3.4 REPORT OF THE SUSTAINABILITY COMMITTEE (“SC”) – Mr. MG, as Coordinator, detailed the main discussions, recommendations and requests of the SC, according to the material presented, highlighting: a) Vale’s social action model, with the inclusion of the global causes of Diversity, Equity & Inclusion (“DE&I”) and Social Intelligence Development; b) monitoring of gas reduction targets; and c) institutional and project presentation of the Fundo Vale. 3.5 REPORT OF THE PERSONNEL, COMPENSATION AND GOVERNANCE COMMITTEE (“PCGC”) – Mr. MRC, as Coordinator, detailed the main discussions, recommendations and requests of the PCGC, according to the material presented, highlighting: a) monitoring the execution of the overall annual compensation; b) Governance Projects and policy revision/creation; c) overview of D&I; d) preliminary proposal of the EC

Minutes of the Ordinary Meeting of Vale’s Board of Directors held on 9/16/2021, from 8:30 am to 6:00 pm (continued). Page 2 of 7 members’ executive goals panel for 2022; and e) monitoring the succession plan of the EC members. 3.6 REPORT OF THE INNOVATION COMMITTEE (“InnovC”) – Mr. RCB, as Coordinator, detailed the main discussions, recommendations and requests of the InnovC, according to the material presented, highlighting: a) decarbonization; b) climate change; c) powershift; and, d) a presentation by McKinsey on the application of advanced analytics and AI to the copper concentration process, which can be replicated in Vale’s iron ore, pellets, copper and nickel plants. 3.7 REPORT OF THE FINANCE COMMITTEE (“FinC”) – Mr. JM, as Coordinator, detailed the main discussions, recommendations and requests of the FinC, according to the material presented, highlighting: a) monitoring of budget performance, cash flow and reparations expenses; b) the management of financial investments; and c) the main assumptions for the 2022 budget. 3.8 REPORT OF THE OPERATIONAL EXCELLENCE AND RISK COMMITTEE (“OERC”) – Mr. RD, as Coordinator, detailed the main discussions, recommendations and requests of the OERC, according to the material presented, highlighting: a) monitoring of operational and geotechnical risks; and b) monitoring of the Integrated Risk Map with the Geotechnical and Operational Risk Matrices. 3.9 REPORT OF THE AUDIT COMMITTEE (“AudCo”) – Mr. OO, as Coordinator, detailed the main discussions, recommendations and requests of the AudCo, according to the material presented, highlighting: a) monitoring of divestments and simplification of the organizational chart; b) the critical themes of the Quarterly Information (“QI”) financial reports; c) the progress of new accounting policies and practices; d) provisions; and e) the deactivation of dams. 3.10 REVIEW OF DUTIES BETWEEN AUDCO AND FINC (QI AND FINANCIAL STATEMENTS) – The BD learned about the governance process agreed between AudCo and FinC for the review of financial statements/QIs and Vale shareholder compensation proposals, in the following terms: a) Vale’s quarterly and annual financial statements must be supervised and reviewed by the AudCo, for timely consideration, when applicable, by the BD, as stated in the AudCo’s Bylaws; b) Vale’s quarterly and annual financial statements will continue to be on the agenda for regular presentation at the FinC's meetings, so this Committee can be aware of them; and c) the proposals for shareholder compensation must be considered by both FinC and AudCo, in complementary fashion, in accordance with the powers attributed to each of these bodies. 3.11 OTHER INFORMATIVE MATTERS – The BD took note of the EC’s resolutions in the period from 7/13/2021 to 8/30/2021 involving matters delegated by the BD. 4. INFORMATIVE AGENDA 4.1 REPORT OF THE CHIEF EXECUTIVE OFFICER – The CEO reported on the main events and highlights in the Company’s business since his last report to the BD, according to the material presented, highlighting: (i) Health and Safety items, including the Safety Summit event; (ii) actions aimed at Cultural Transformation; (iii) the initiatives for the ESG Agenda; (iv)

Minutes of the Ordinary Meeting of Vale’s Board of Directors held on 9/16/2021, from 8:30 am to 6:00 pm (continued). Page 3 of 7 update on matters relating to the Renova Foundation; (v) data on the Investor Tour; and (vi) the start of remote operations of the B3/B4 and Sul Superior dams. 4.2 FOLLOW UP OF DEMANDS (BD TO EC) – The BD learned about the status of the demands and recommendations of the BD in the period from January 2021 to August 31, 2021. 4.3 UPDATES ON THE COVID-19 PANDEMIC – The progression of the main indicators related to the Covid-19 pandemic and its effects on the Company’s operations was presented, highlighting the beginning of the use of hubs, considering external triggers, vaccination percentage and testing. 4.4 MONITORING BUSINESS AND PERFORMANCE – IRON ORE, BASE METALS AND COAL – A presentation was made on the monitoring of the main operating and financial indicators of the Company and of the iron ore, base metals and coal business, as well as an update on reparations, health and safety, institutional relations and sustainability, highlighting the launches of the PrevisIA Platform (artificial intelligence tool to indicate areas at risk of deforestation in the Amazon) and the Indigenous Program for Opportunities and Staying Enrolled in University. 4.5 MONITORING OF OPERATIONAL EXCELLENCE AND RISK MANAGEMENT – A presentation was made on the progress of occupational safety and process safety indicators, geotechnical and asset management structuring actions and the Vale Production System (VPS). 4.6 DEEP DIVE: SAFETY TRANSFORMATION – A presentation was made on the Safety Transformation Program. 4.7 FOLLOW UP OF DEMANDS (BD) – The BD learned about the status of the demands of the BD to the General Office of Corporate Governance in progress in progress through August 31, 2021. 4.8 REVIEW OF THE ANNUAL WORK PLAN FOR THE EXTERNAL AUDIT – A presentation was made on the main points of the Annual Work Plan for the External Audit, created through the interaction between the the independent external auditor and the AudCo. 5. AGENDA OF RESOLUTIONS After review and debates, the following decisions were made: 5.1 SEPTEMBER 2021 SHAREHOLDER COMPENSATION – VALE – With the assent of the AudCo and FinC and without any reservations from the Fiscal Council, as reported by the Chairman of the Audit Committee, Marcelo Amaral Moraes, present at the meeting, the BD unanimously approved (i) the payment, on September 30, 2021, of shareholder compensation in the total gross amount of R$40,200,000,000.00 in the form of dividends, corresponding to the total gross amount of R$8.108316476 per outstanding common share and per special- class preferred share issued by Vale. Considering the Share Buyback Program approved on April 1, 2021, the amount per share mentioned above may vary based on the number of outstanding shares of Vale by September 22, 2021, cutoff date for the purposes of calculation

Minutes of the Ordinary Meeting of Vale’s Board of Directors held on 9/16/2021, from 8:30 am to 6:00 pm (continued). Page 4 of 7 of the value per share, provided that, in this case, Vale will publish a new Notice to Shareholders informing the final adjusted value per share. The total amount of dividends will be declared based on the balance sheet drawn up on June 30, 2021, and refers to the prepayment of the allocation of the result for the 2021 fiscal year. All shareholders holding shares issued by Vale at the close of business of the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) on September 22, 2021, and all holders of American Depositary Receipts (“ADRs”) issued by Vale at the close of business on the New York Stock Exchange (“NYSE”) on September 24, 2021, will be entitled to receive the aforementioned total compensation. Vale’s shares and ADRs will be traded ex-rights on the B3 and NYSE starting on September 23, 2021; and (ii) cancellation of 152,016,372 common shares issued by Vale held in treasury, without reducing the value of its capital stock, representing 47.6% of the total shares held in treasury up to August 18, 2021. As a result of the cancellation, Vale’s capital stock will be divided into 5,132,458,398 common shares and 12 special-class preferred shares, all without par value, and Article 5 of the By-Laws will be adjusted at Vale’s next Annual Shareholders’ Meeting to reflect this new number. Furthermore, it is registered that the Buyback Program approved on April 1, 2021, remains in force, subject to the limits of current legislation. Therefore, the following amendment to the head paragraph of Article 5 of Vale’s By-Laws will be submitted for resolution by the shareholders to reflect such cancellation: Article 5 - Vale’s capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 5,132,458,410 (five billion, one hundred and thirty-two million, four hundred and fifty-eight thousand and four hundred and ten) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 5,132,458,398 (five billion, one hundred and thirty-two million, four hundred and fifty-eight thousand and three hundred and ninety-eight) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents), divided into 12 (twelve) special- class preferred shares, all without par value.” Reference: DDE 148/2021. 5.2 21ST REVISION OF THE DELEGATION OF AUTHORITY POLICY, REVOCATION OF THE POLICY FOR TAKING OUT AND GRANTING LOANS, FINANCING AND GUARANTEES AND REVISION OF THE POLICY ON THE USE OF DERIVATIVES – With the assent of the PCGC, FinC, and SC, the BD unanimously approved the (i) 21st Revision of the Delegation of Authority Policy, with the consequent revocation of DCA 056/2021, part of DCA 006/2021 (only the part on the change of the name of POL-0010-G and revocation the item “Related Party Transactions”) and the Policy for Taking out and Granting Loans, Financing and Guarantees; and (ii) 1st Review of the Policy on the Use of Derivatives, with the partial revocation of DCA 083/2019, only with regard to the Policy on the Use of Derivatives; according to the final drafts presented, which consolidate the suggestions of the three committees mentioned above and the BD itself during the meeting. Reference: DDE 152/2021. 5.3 INDEMNITY AGREEMENT – RENOVA FOUNDATION – With the assent of the PCGC, the BD unanimously approved the voting instructions for those appointed by Vale on the Renova Foundation’s Board of Trustees and the practice of all connected, related or complementary acts; all under the terms of the submitted proposal. Reference: DDE 144/2021. 5.4 INTERNAL AUDIT POLICY – With the assent of the AudCo, the BD unanimously approved the 1st Revision of the Internal Audit Policy, according to the draft presented, which

Minutes of the Ordinary Meeting of Vale’s Board of Directors held on 9/16/2021, from 8:30 am to 6:00 pm (continued). Page 5 of 7 will be renamed the Internal Audit Bylaws (retaining the status as a Policy), with the consequent revocation of DDCA 048/2020. Reference: RBDA - “Approval of the 1st (first) revision of the Internal Audit Policy “POL-0029-G.” 5.5 APPOINTMENT OF THE EXTERNAL MEMBER OF THE CONDUCT AND INTEGRITY COMMITTEE – With the assent of the AudCo and PCGC, the BD unanimously approved the appointment of Mr. Theo van der Loo, as an external member of the Conduct and Integrity Committee, to complete the remaining management term with the compensation contained in the proposal presented. Reference: RBDA – “Appointment of an external member for the Conduct and Integrity Committee.” 5.6 RENEWAL AGREEMENT WITH ICMBIO – SOORETAMA BIOLOGICAL RESERVE – With the assent of SC, the BD unanimously approved (i) the signing of the Cooperation Agreement with the Chico Mendes Biodiversity Conservation Institute, for the adoption of support measures in ecosystem protection, conservation, environmental education and management activities in the area covered by the Sooretama Biological Reserve, located in the state of Espírito Santo, in the total amount of up to R$10,672,731.02; and (ii) carrying out all related, connected, necessary and/or complementary acts; all under the terms of the submitted proposal. Reference: DDE 149/2021. 5.7 COOPERATION AGREEMENT WITH ICMBIO – BIOLOGICAL RESERVES OF MATA ESCURA, AUGUSTO RUSCHI AND UNIÃO – With the assent of the SC, the BD unanimously approved (i) the signing of the Cooperation Agreement with the Chico Mendes Biodiversity Conservation Institute, for the adoption of support measures in ecosystem protection, conservation, environmental education and management activities of areas in the states of Minas Gerais, Espírito Santo and Rio de Janeiro, in the total amount of up to R$31,734,632.63; (ii) revocation of DCA 131/2020; and (iii) carrying out all related, connected, necessary and/or complementary acts; all under the terms of the submitted proposal. Reference: DDE 150/2021. 5.8 MINING RIGHTS ON INDIGENOUS LANDS - With the assent of the SC, the BD unanimously approved the withdrawal of 27 cases in the Research Request phase and the renunciation of two cases in the Mining Request phase, interfering with the Indigenous Land of Xikrin do Cateté, in the state of Pará; under the terms of the submitted proposal. After this withdrawal process, Vale no longer has mining rights overlapping with indigenous lands in Brazil. Reference: DDE 151/2021. 5.9 COOPERATION AGREEMENT BETWEEN VALE AND TJMG – VIRTUALIZAR PROJECT – With the assent of the SC, the BD unanimously approved the (i) signing of a Cooperation Agreement with the Minas Gerais State Appellate Court (TJMG) to formalize Vale’s participation in the Virtualizar Project, which consists of converting physical lawsuit records into electronic ones, by hiring image digitization services; and (ii) signing and performance of the necessary, connected, recommendable, related and/or complementary acts, as well as the delegation of powers to two Executive Vice Presidents to jointly approve, via DEC, the negotiation of any possible expansion of the scope of said agreement; all according to the submitted proposal. Reference: DDE 154/2021.

Minutes of the Ordinary Meeting of Vale’s Board of Directors held on 9/16/2021, from 8:30 am to 6:00 pm (continued). Page 6 of 7 5.10 MOVER – RACIAL EQUITY MOVEMENT (NON-AGENDA) – With the assent of the SC, the BD unanimously (i) ratified Vale’s participation as a Minority Founding Member in the Civil Association of the Racial Equity Movement – MOVER and the votes cast at the Members’ Meeting of the Foundation on July 17, 2021, including the approval of the By-Laws and the election of management; (ii) approved the delegation of powers to two Executive Vice Presidents, one of them the Legal VP, to jointly approve, via DEC, any change in MOVER’s By-Laws; and (iii) approved the performance of all connected, related or complementary acts; all under the terms of the submitted proposal. Reference: DDE 158/2021. 5.11 DE&I – The BD recommended that the Company include the dimension of Equity in the D&I program and, therefore, the Program will adopt the acronym “DE&I” (Diversity, Equity and Inclusion) instead of “D&I” (Diversity and Inclusion). 6. ADJOURNMENT: Once the day’s agenda had been completed, and there was no further business to discuss, the CBD thanked everyone for participating and adjourned the meeting, drawing up these minutes. The documents and presentations that supported the matters discussed at this meeting were filed on the Governance Portal. It is noted that the item “Training – Anti- Corruption Rules” was recorded in a specific public minute on the subject. ________________________________ José Luciano Duarte Penido Chairman ________________________________ Fernando Jorge Buso Gomes Vice-Chairman ________________________________ Eduardo de Oliveira Rodrigues Filho Board Member ________________________________ José Maurício Pereira Coelho Board Member ________________________________ Ken Yasuhara Board Member ________________________________ Lucio Azevedo Board Member ________________________________ Manuel Lino Silva de Sousa Oliveira Board Member ________________________________ Marcelo Gasparino da Silva Board Member ________________________________ Mauro Gentile Rodrigues da Cunha Board Member ________________________________ Murilo Cesar Lemos dos Santos Passos Board Member ________________________________ Rachel de Oliveira Maia Board Member ________________________________ Roberto da Cunha Castello Branco Board Member

Minutes of the Ordinary Meeting of Vale’s Board of Directors held on 9/16/2021, from 8:30 am to 6:00 pm (continued). Page 7 of 7 ________________________________ Roger Allan Downey Board Member ________________________________ Luiz Gustavo Gouvea Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: September 16, 2021		Head of Investor Relations